UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-34574

TAT MERGER SUB LLC

(Exact name of registrant as specified in its charter)

16803 Dallas Parkway
Addison, Texas
(214) 220-4323
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value $0.10

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note: On December 18, 2020, TransAtlantic Petroleum, Ltd. (the “Company”) completed a merger transaction pursuant to which the Company merged with and into TAT Merger Sub LLC, a Texas limited liability company (“Merger Sub”), with Merger Sub continuing as the surviving company and wholly owned subsidiary of TAT Holdco LLC, a Texas limited liability company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, TAT Merger Sub LLC has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

TAT MERGER SUB LLC (as successor-in-interest by merger to TransAtlantic Petroleum Ltd.)
Date:	December 28, 2020	By:	/s/ N. Malone Mitchell 3rd
		Name:	N. Malone Mitchell 3rd
		Title:	Manager of TAT Holdco LLC Sole Member and Manager of TAT Merger Sub LLC